

January 19, 2011

Fred. Roeskestraat 123
1076 EE Amsterdam
The Netherlands

>   **Re: Tornier B.V.**
>   **Registration Statement on Form S-1**
>   **Amended on January 7, 2011 and on January 18, 2011**
>   **File No. 333-167370**

Dear Sir/Madam:

 We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition, page 48

1.   If the registrant intends to request acceleration before it includes audited financial statements for the fiscal year ended January 2, 2011, please tell us whether you know of any material information that such financial statements would reveal and if so, why you believe you can omit the information from the prospectus.

Potential Payment upon a Termination or Change in Control, page 130

2.   Please tell us, with a view to disclosure, why the cash severance of $360,628 payable to Mr. Epinette in the event of a "voluntary/for cause termination" mentioned in the

table on page 131 includes an amount greater than his salary of $278,171. We note the updated disclosure for the fiscal year ended January 2, 2011 in the Summary Compensation Table on page 124.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3.   We reference your "draft" report for the 3-to-1 reverse stock split of the registrant's ordinary shares to be effected on or prior to the effective date of the registrant's registration statement for its initial public offering. Before going effective, please have your auditors sign and date the audit report and remove the draft language.

Note 21. Subsequent Events, page F-45

4.   We note the subsequent events disclosure that you expect oral argument to occur prior to the end of the current fiscal year with respect to the litigation mentioned in Note 20. In your next amendment, please update the current status of the litigation.

Exhibits and Financial Statement Schedules, page II-4

5.   We note that you had previously filed as exhibit 10.6 your employment agreement with Mr. Ball; however, it appears that you have now removed the exhibit. Please provide us a complete analysis demonstrating that removal is appropriate.

Exhibit 5.1

6.   Given your response to prior comment 2 of our December 23, 2010 letter, it remains unclear why the opinion is limited by the language "for further payment on such Shares" rather than stating directly whether shareholders will be liable for other assessments or calls solely because of security holder status. Please advise or file a revised opinion.

7.   It is unclear whether the opinion addresses all of the securities included in the fee table. We note that the paragraph numbered (5) on page 2 of this exhibit refers to the "Shares" and the definition of "Shares" on page 4 of this exhibit means "collectively, Initial Shares and Overallotment Shares." However, given the definition of "Initial Shares" on page 3, it is unclear if the opinion addresses securities issued to parties other than Cede & Co. Please advise or file a revised opinion.

Exhibit 99.1

8.   Please tell us why you have not filed an updated consent from Millennium Research Group. It is unclear if the prior consent included the new disclosure about research provided by Millennium Research Group in the first paragraph in the section entitled "Our Target Markets" on page 81.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Cristopher Greer